SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan
(Full title of the plan)

B. Corn Products International, Inc., 6500 South Archer Avenue, Bedford Park, Illinois 60501
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

(1) Consent of Independent Auditors.
(2) Independent Auditors' Report.
(3) Audited Statement of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000.
(4) Audited Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2001.
(5) Notes to Plan Financial Statements.
(6) Supplemental Schedules

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 28, 2002

By: John Surowiec

Name: John Surowiec
Title: Plan Administrator

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Table of Contents

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Pension Committee
Corn Products International, Inc.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Corn Products International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of changes in net assets available for benefits by fund is presented for the purpose of additional analyses and is not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 3, 2002

Corn Products International, Inc.
Retirement Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments, at market value:		
Fidelity Magellan Fund	$ 17,447,183	$ 20,537,971
Fidelity Contrafund	11,677,287	15,217,870
Fidelity Investment Grade Bond Fund	3,060,937	1,279,371
Fidelity Growth & Income Portfolio	14,627,676	17,450,099
Fidelity Overseas Fund	3,976,101	5,817,403
Fidelity Asset Manager	3,892,113	4,269,953
Fidelity Low Priced Stock Fund	3,464,071	986,957
Fidelity Managed Income Portfolio II	28,176,008	24,767,610
Spartan U.S. Equity Index Fund	10,057,261	11,262,516
Corn Products Stock Fund	13,332,039	14,985,844
Participant Loans Receivable	1,940,509	1,977,646
Net assets available for benefits	$ 111,651,185	$ 118,553,240

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2001

Additions to net assets attributed to:		
Transfers between Corn Products retirement savings plans	$	82,212
Investment income (loss):		
Dividends and interest		2,770,477
Net realized and unrealized depreciation in fair value of investments		(6,478,239)
		(3,707,762)
Contributions:		
Employee contributions		4,718,502
Employer contributions		2,571,063
		7,289,565
Total additions		3,664,015
Deductions from net assets attributed to:		
Benefit payments, net of forfeitures		10,564,299
Administrative expenses		1,771
Total deductions		10,566,070
Net decrease		(6,902,055)
Net assets available for benefits, beginning of year		118,553,240
Net assets available for benefits, end of year	$	111,651,185

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General
The following brief description of the Corn Products International, Inc. Retirement Savings Plan for Salaried Employees (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Corn Products International, Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was established to assume the operations of the corn refining business of Bestfoods, formerly CPC International Inc. (CPC or Bestfoods), and to effect the spin-off of the Company through the distribution of shares to the stockholders of Bestfoods. The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan. The Plan was created primarily through a spin-off of plan assets and liabilities from the CPC International Inc. Retirement Savings Plan for Salaried Employees (the "Prior Plan"). Bestfoods transferred assets of the Prior Plan representing units standing to the credit of Corn Products employees to the trustee of the Plan. This Plan assumes and covenants to fully perform, pay, and discharge all obligations and liabilities of the Prior Plan to those Prior Plan participants whose Prior Plan accrued benefit was received by this Plan.

The Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions
The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company shall make a service award contribution on behalf of each participant who has completed a specified number of years of service. Serivce award contributions are made in multiples of five, that is, for each five years of service, the participant shall receive a contribution equal to five times the Company's average stock trading price. Also, the Company may elect to make an additional Profit Sharing Contribution on behalf of its eligible employees. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

Participants may contribute between 1% and 16% of their gross annual compensation on a before-tax basis, after-tax basis or combination of both, subject to the limits imposed by the Internal Revenue Code ($10,500 for 2001). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

Participant Accounts
Individual account balances are maintained for each participant. Each participant is credited with participant's contribution and allocations of the Company's contribution and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participants have a fully vested interest in all contributions made by them, and in the Plan's earnings/losses on those contributions at all times.

Notes to Financial Statements, continued

1. Description of Plan (continued)

Participant Loans
Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through monthly payroll deductions and are reinvested into the participant's account according to the current investment election.

Payment of Benefits
Upon retirement, death or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses
Generally, fees of the trustee and any other administrative expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation
Investments held by the Plan are stated at quoted market value. Securities held in mutual funds, including U.S. Government obligations, bonds and common stocks, are valued at the quoted market price on December 31.

Participant loans receivable are valued at cost which approximates fair value.

Payment of Benefits
Benefits are recorded when paid.

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Investment Transactions and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on an accrual basis.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits includes the net appreciation or depreciation in fair value of investments which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.

3. Investments

The Plan has ten investment options offered by the Trustee, the significant features of which are as follows:

Fidelity Magellan Fund
The Fidelity Magellan Fund is a diversified growth mutual fund. It seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of domestic and foreign companies.

Fidelity Contrafund
The Fidelity Contrafund is a growth mutual fund. It seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

Fidelity Investment Grade Bond Fund
The Fidelity Investment Grade Bond Fund is a fixed income mutual fund. It invests in investment grade debt securities.

Fidelity Growth & Income Portfolio
The Fidelity Growth & Income Portfolio is a growth and income mutual fund. It seeks long-term capital growth, current income, and growth by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

Fidelity Overseas Fund
The Fidelity Overseas Fund is a growth mutual fund that invests internationally. It seeks long-term growth of capital through investment in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

Fidelity Asset Manager
Fidelity Asset Manager is an asset allocation mutual fund. It seeks to provide high total return with reduced risk over the long term through investment in all basic types of U.S. and foreign investments, including stocks, bonds, and short-term and money market instruments.

Fidelity Low Priced Stock Fund
The Fidelity Low Priced Stock Fund is a growth mutual fund. It seeks long-term capital appreciation through investment in primarily low-priced common stock and preferred stock.

Notes to Financial Statements, continued

3. Investments, continued

Fidelity Managed Income Portfolio II
The Fidelity Managed Income Portfolio II is a stable value fund. It seeks to provide preservation of capital and a competitive level of income over time through the purchase of contracts issued by insurance carriers and banks.

Spartan U.S. Equity Index Fund
The Spartan U.S. Equity Fund is a growth and income mutual fund. It seeks to match the total return of the Standard & Poor's 500 Index (S&P 500) through investing primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index.

Corn Products Stock Fund
The fund maintains investments primarily in the common stock of the Company.

4. Other Investment Information

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Fidelity Magellan Fund	$ 17,447,183	$ 20,537,971
Fidelity Contrafund	11,677,287	15,217,870
Fidelity Growth & Income Portfolio	14,627,676	17,450,099
Fidelity Managed Income Portfolio II	28,176,008	24,767,610
Spartan U.S. Equity Index Fund	10,057,261	11,262,516
Corn Products Stock Fund	13,332,039	14,985,844

5. Related Party Transactions

The Plan allows participants to invest their account balances in shares of certain mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee were not material for the year ended December 31, 2001.

The Plan also allows participants to invest their account balances in shares of Corn Products International common stock. These transactions also qualify as party-in-interest transactions.

Notes to Financial Statements, continued

6. Plan amendments

During 2001, the Plan was amended to conform with legislative changes collectively referred to as "GUST" (General Agreement on Tariffs and Trade/Uruguay Round Agreements Act; Uniformed Services Employment and Reemployment Rights Act of 1994; Small Business Job Protection Act of 1996; Taxpayer Relief Act of 1997, and Internal Revenue Service Restructuring and Reform Act of 1998).

Also during 2001, the Plan was amended to conform with the Economic Growth and Tax Relief Reconciliation Act of 2001.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter issued August 27, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate section of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their accounts.

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(e) Current value
	Mutual Funds:			
*	Fidelity Magellan Fund	167,407 units	$	17,447,183
*	Fidelity Contrafund	273,025 units		11,677,287
*	Fidelity Investment Grade Bond Fund	417,021 units		3,060,937
*	Fidelity Growth & Income Portfolio	391,324 units		14,627,676
*	Fidelity Overseas Fund	145,007 units		3,976,101
*	Fidelity Asset Manager	251,104 units		3,892,113
*	Fidelity Low Priced Stock Fund	126,334 units		3,464,071
*	Fidelity Managed Income Portfolio II	28,176,008 units		28,176,008
*	Spartan U.S. Equity Index Fund	247,472 units		10,057,261
	Common stock -			
*	Corn Products Stock Fund	1,656,154 units	$	13,332,039
	Participant loans	Loans bearing interest at rates ranging from 7% to 10%	$	1,940,509

* - denotes a party-in-interest to the Plan

See accompanying independent auditors' report.

Corn Products International, Inc.
Retirement Savings Plan

Schedule of Changes in Net Assets Available for Benefits by Fund

Year ended December 31, 2001

Schedule 2

	Fidelity Magellan Fund	Fidelity Contrafund	Fidelity Investment Grade Bond Fund	Fidelity Growth & Income Portfolio	Fidelity Overseas Fund	Fidelity Asset Manager	Fidelity Low Priced Stock Fund	Fidelity Managed Income Portfolio II	Spartan US Equity Index Fund	Corn Products Stock Fund	Participant Loans Receivable	Total
Additions to net asset attributed to:												
Transfers between Corn Products retirement savings plans	$ 24,918	29,898	–	10,270	7,746	–	–	1,032	–	821	7,527	$ 82,212
Investment Income (loss):												
Dividends and interest	250,016	83,943	107,501	327,950	6,087	163,925	182,483	1,471,168	142,703	34,701	–	2,770,477
Net realized and unrealized appreciation (depreciation) in fair value of investments	(2,665,273)	(1,980,738)	22,651	(2,015,044)	(1,121,777)	(326,276)	336,451	–	(1,502,630)	2,774,397	–	(6,478,239)
	(2,415,257)	(1,896,795)	130,152	(1,687,094)	(1,115,690)	(162,351)	518,934	1,471,168	(1,359,927)	2,809,098	–	(3,707,762)
Contributions:												
Employee contributions	870,704	566,911	144,446	737,702	264,777	223,090	161,805	711,322	600,853	436,892	–	4,718,502
Employer contributions	487,426	331,278	43,217	425,464	142,214	104,783	81,401	341,282	324,578	289,420	–	2,571,063
	1,358,130	898,189	187,663	1,163,166	406,991	327,873	243,206	1,052,604	925,431	726,312	–	7,289,565
Total additions	(1,032,209)	(968,708)	317,815	(513,658)	(700,953)	165,522	762,140	2,524,804	(434,496)	3,536,231	7,527	3,664,015
Deductions from net assets attributed to:												
Benefit payments, net of forfeitures	1,210,234	801,229	324,112	1,399,235	351,574	391,131	143,291	5,238,100	271,305	410,391	23,697	10,564,299
Administrative expenses	–	–	–	–	220	–	1,618	(67)	–	–	–	1,771
Total deductions	1,210,234	801,229	324,112	1,399,235	351,794	391,131	144,909	5,238,033	271,305	410,391	23,697	10,566,070
Transfer between funds, net	(848,345)	(1,770,646)	1,787,863	(909,530)	(788,555)	(152,231)	1,859,883	6,121,627	(499,454)	(4,779,645)	(20,967)	–
Net increase (decrease)	(3,090,788)	(3,540,583)	1,781,566	(2,822,423)	(1,841,302)	(377,840)	2,477,114	3,408,398	(1,205,255)	(1,653,805)	(37,137)	(6,902,055)
Net assets available for plan benefits, beginning of year	20,537,971	15,217,870	1,279,371	17,450,099	5,817,403	4,269,953	986,957	24,767,610	11,262,516	14,985,844	1,977,646	118,553,240
Net assets available for benefits, end of year	$ 17,447,183	11,677,287	3,060,937	14,627,676	3,976,101	3,892,113	3,464,071	28,176,008	10,057,261	13,332,039	1,940,509	$ 111,651,185

See accompanying independent auditors' report.

CornProducts
INTERNATIONAL

Corn Products International, Inc.
6500 South Archer Avenue
Bedford Park, IL 60501-1933

June 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 1-4
Attention: Filing Desk
Washington, D.C. 20549-1004

SEC MAIL PROCESSING
RECEIVED
JUL 01 2002
WASH. D.C. 154 SECTION

Re: File No. 1-13397
Form 11-K

Gentlemen:

In accordance with the Securities Exchange Act of 1934, as amended, and Rule 101(b)(3) of Regulation S-T, we enclose for filing four copies of the Corn Products International, Inc. Retirement Savings Plan Annual Report on Form 11-K for the fiscal year ended December 31, 2001, including one copy which has been manually executed. Under current SEC rules, no filing fee is required for this filing.

Very truly yours,

John Surowiec
Benefits Plan Administrator

Enclosures

pc: Keri-Ann Cuadros, New York Stock Exchange (one original enclosure)

Phone: 708-563-2400

KPMG

Consent of Independent Auditors

The Board of Directors
Corn Products International, Inc.:

We consent to incorporation by reference in the Registration Statements (Nos. 333-43479, 333-43525, 333-71573, 333-75844 and 333-33100) on Form S-8 of Corn Products International, Inc. of our report dated June 3, 2002, relating to the financial statements of the Corn Products International, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of Corn Products International, Inc. Retirement Savings Plan.

KPMG LLP

Chicago, Illinois
June 21, 2002